EXHIBIT 8.1

Subsidiaries

ENTITY	PLACE OF INCORPORATION

Cimatron Gibbs LLC*	United States
Cimatron Technologies, Inc.	United States
Cimatron Technologies, Inc.	Canada
Cimatron GmbH	Germany
Cimatron Sarl	France
Cimatron UK Ltd.	United Kingdom
Microsystem Srl	Italy
Cimatron Japan K.K	Japan
Cimatron Technologies (P) Ltd	India
Cimatron (Beijing) Technology Co. Ltd.	China
Cimatron (Guangzhou) Technology Co. Ltd.**	China
Korea Cimatron Technologies Co. Ltd.	Korea

* Cimatron Gibbs LLC is a wholly owned subsidiary of Cimatron Technologies, Inc. (US) and was incorporated on December 20, 2007 under the name of Nortamic LLC. On January 1, 2008 Gibbs System, Inc. merged with and into Cimatron Gibbs LLC, with Cimatron Gibbs LLC being the surviving entity.

** We hold only 60% of the shares of this joint venture.